SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C. 20549

                                 SCHEDULE 13D A-2

                 Under the Securities Exchange Act of 1934

                          (Amendment No. 2) *

            GeNOsys, Inc. (Formerly, "The Autoline Group, Inc."
                           (Name of Issuer)

                                Common Stock
                      (Title of Class of Securities)

                                052287108
                              (CUSIP Number)

                       Smith Consulting Services, Inc.
                        455 East 500 South, Suite 201
                         Salt Lake City, UT  84111
                             (801) 532-1742
    (Name, Address and Telephone Number of Person Authorized to Receive
                       Notices and Communications)

                              January 31, 2006
          (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).











CUSIP No. 052287108

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1) Names of Reporting Persons.

    I. R. S. Identification Nos. of Above Persons (entities only)

    Smith Consulting Services, Inc.
    IRS No. 87-0638510

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2) Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)

      (b) X

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3) SEC Use Only


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4) Source of Funds (See Instructions)

 Not applicable.

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5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
or 2(e)

None.

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6) Citizenship or Place of Organization

United States of America

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Number of Shares Beneficially Owned by Each Reporting Person

7)  Sole Voting Power

3,337,821
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8)  Shared Voting Power

0

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9)  Sole Dispositive Power

3,337,821

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10)  Shared Dispositive Power

0

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11) Aggregate Amount Beneficially Owned by Each Reporting Person

3,337,821

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12) Check if the Aggregate Amount in Row (11) Excludes Certain
  Shares (See Instructions)

Not applicable.

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13) Percent of Class Represented by Amount in Row (11)

7.3%

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14) Type of Reporting Person (See Instructions)

CO

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SCHEDULE 13D

ITEM  1.  SECURITY AND ISSUER.

     Common stock of GeNOsys, Inc., 5063 North Riverpark Way, Provo, Utah
84604.

ITEM  2.  IDENTITY AND BACKGROUND.

(a) Smith Consulting Services, Inc. ("S.C.S").

(b) 455 East 500 South, Suite 201, Salt Lake City, UT 84111

(c) Consulting firm.

(d) None.

(e) None.

(f) United States of America.

ITEM  3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Not applicable.

ITEM  4.  PURPOSE OF TRANSACTION.

Not applicable.

ITEM  5.  INTEREST IN SECURITIES OF THE ISSUER.

a-b, See items 7-11, inclusive, above.

(c)  None.

(d)  None.

(e)  Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Between October 11 and November 2, 2005, S.C.S. purchased 12,500 shares of common stock of the Company in open market transactions for an aggregate purchase price of $23,587.50.

450,000 shares that S.C.S. reported as having been disposed in its Schedule 13D A-1 filed with the Securities and Exchange Commission on September 22, 2005, were replaced by the Company, effective January 31, 2006, as these shares were provided by S.C.S. to two consultants and one attorney who had provided services for the benefit of the Company.

Also effective January 31, 2006, the Company waived the provisions of its Lock-Up/Leak-Out Agreements with S.C.S. so that S.C.S. could privately sell an aggregate of 413,044 shares the resale of which were covered thereby for the aggregate sum of $250,000 to a limited number of persons who were believed to be "accredited investors" or "sophisticated investors" as defined in Regulation D and/or Rule 506 of the Securities and Exchange Commission; and to make gifts of 61,635 shares to five persons who were also believed to be "accredited investors" or "sophisticated investors". The Lock- Up/Leak-Out Agreements that had been executed by S.C.S. with respect to the remaining 827,821 of these shares that are currently still owned by S.C.S. were reaffirmed; the Lock-Up/Leak-Out Agreements expire on or about August 24, 2006, and limit the resale of these shares by S.C.S. to no more than 1/12 of these holdings per month on a non-cumulative basis.

ITEM  7.  MATERIAL TO BE FILED AS EXHIBITS.

None.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: 02/23/06


/s/ Karl S. Smith
-----------------------------
Karl S. Smith, President
Smith Consulting Services, Inc.